July 9, 2013

Via Electronic Submission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fifth Street Senior Floating Rate Corp.
Registration Statement on Form N-2
File No. 331-188904

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital Inc., as representatives of the several Underwriters, hereby join in the request of Fifth Street Senior Floating Rate Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 11, 2013 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)    Date of preliminary prospectus: July 8, 2013

(ii)    Dates of distribution: July 8, 2013 through July 11, 2013

(iii)    Number of prospective underwriters to whom the preliminary prospectus was furnished: 11

(iv)    Number of prospectuses so distributed: approximately 2,255

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC

By /s/Katerina Pergola
Name: Katerina Pergola
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By /s/ Jeffrey Mortara
Name: Jeffrey Mortara
Title: Managing Director

By /s/ John Reed
Name: John Reed
Title: Director

UBS SECURITIES LLC

By /s/ Gregory D. Kennedy
Name: Gregory D. Kennedy
Title: Managing Director

By /s/ Ethan Elzen
Name: Ethan Elzen
Title: Director

BARCLAYS CAPITAL INC.

By /s/ Victoria Hale
Name: Victoria Hale
Title: Vice President